Exhibit 99.2

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED
MARCH 31, 2010

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the December 31, 2009 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements (Note 2).  These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgment.  Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31,	December 31,
	2010	2009
	(unaudited)

Assets
Current assets
Cash (Note 4)	$159,805	$208,559
Short-term investments (Note 4)	7,520,602	9,733,718
Marketable securities (Note 3)	9,855	13,431
Amounts receivable	388,319	269,979
Advances and prepaid expenses	68,667	39,173

	8,147,248	10,264,860
Fixed assets	41,895	44,100
Interest in Gahcho Kué Joint Venture (Note 5)	76,103,245	73,437,586

Total assets	$84,292,388	$83,746,546

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$2,753,668	1,949,489

Long-term liabilities
Future income tax liabilities	5,083,356	5,176,881
Asset retirement obligation relating to Gahcho Kué Joint Venture (Note 5)	5,202,037	5,103,875

Shareholders' equity:
Share capital (Note 6)	97,312,714	97,312,714
Warrants (Note 6)	1,870,564	1,870,564
Contributed surplus (Note 6)	1,238,302	1,238,302
Deficit	(29,173,476)	(28,914,078)
Accumulated other comprehensive income	5,223	8,799

Total shareholders' equity	71,253,327	71,516,301

Total liabilities and shareholders' equity	$84,292,388	$83,746,546

On Behalf of the Board of Directors:

     “Jonathan Comerford”  _________        _                                            “Patrick Evans”                 __
     Jonathan Comerford, Director                                                                Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
For The Three Months ended March 31, 2010 and 2009
(Unaudited)

	March 31,	March 31,
	2010	2009

Expenses:
Accretion on asset retirement obligation (Note 5)	$(98,162)	$-
Consulting fees	(112,691)	(96,363)
Interest and bank charges	(688)	(604)
Gahcho Kué Project management fee	(6,648)	-
Office and administration	(36,007)	(1,351)
Professional fees	(55,254)	(37,947)
Promotion and investor relations	(2,700)	(2,550)
Transfer agent and regulatory fees	(50,779)	(21,641)
Travel	(6,449)	(15,612)

Net loss for the period before the undernoted	(369,378)	(176,068)

Other earnings :
Interest income	16,455	2,755

Net loss for the period before tax recovery	(352,923)	(173,313)

Future income tax recovery	93,525	48,302

Net loss for the period	(259,398)	(125,011)

Deficit, beginning of period	(28,914,078)	(27,330,729)

Deficit, end of period	$(29,173,476)	$(27,455,740)

Basic and diluted loss per share	$0.00	$0.00

Weighted average number of shares outstanding	66,631,746	59,932,381

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Comprehensive Income
For The Three months ended March 31, 2010 and 2009
(Unaudited)

	March 31,	March 31,
	2010	2009

Net loss for the period	$(259,398)	$(125,011)

Other comprehensive (loss) income
Unrealized gain (loss) on marketable securities	(3,576)	575

Comprehensive Loss	$(262,974)	$(124,436)

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited)

		March 31,	March 31,
		2010	2009

Balance, beginning of period		$8,799	$751

Change in fair value of available-for-sale assets
-	marketable securities	(3,576)	575
Balance, end of the period		$5,223	$1,326

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

	March 31,	March 31,
	2010	2009

Cash provided by (used in):
Operating activities:
Net loss for the period	$(259,398)	$(125,011)
Items not involving cash:
Accretion on asset retirement obligation	98,162	-
Future income tax recovery	(93,525)	(48,302)

Changes in non-cash working capital items
Amounts receivable	(123,992)	12,809
Advances and prepaid expenses	(29,494)	(33,826)
Accounts payable and accrued liabilities	(354,974)	(17,826)

	(763,221)	(212,156)

Investing activities:
Deferred exploration and development costs	(1,498,649)	(12,801)
Redemption of short-term investments	2,213,116	272,245

	714,467	259,444

Decrease in cash and cash equivalents	(48,754)	(47,288)
Cash, beginning of period	208,559	18,122

Cash, end of period	$159,805	$65,410

Supplementary Non-cash Investing Activities:
Changes in Liabilities of Mineral Interests	$1,159,153	$-

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

1.       Basis of Presentation and Going Concern:

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada, and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown as “Interest in Gahcho Kué Joint Venture” is dependent upon the ability of the Company and/or its mineral property partner to discover economically recoverable reserves, successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write off costs capitalized to date.

The Company changed its year-end from March 31 to December 31, effective December 31, 2009, to align its fiscal year-end with that of De Beers Canada Inc. (“De Beers Canada”), the operator of the Gahcho Kué Project (Note 5).

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the disclosures and notes to the consolidated financial statements required by Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements and as such should be read in conjunction with the audited consolidated financial statements and the notes thereto for the Company for the year ended December 31, 2009.

The consolidated interim balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements, except with respect to the new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and financial statements relating to its fiscal year commencing January 1, 2011.  Such new and revised accounting standards are described in Note 2.

These consolidated interim financial statements have been prepared on a going concern basis in accordance with Canadian GAAP.  The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.  The Company continues to investigate various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  As a result, there is substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

2.       Future Accounting Policy Changes:

Business Combinations, Consolidated Financial Statements, Non-Controlling Interests and
Comprehensive Revaluation of Assets and Liabilities
For interim and annual financial statements relating to its fiscal year commencing January 1, 2011, the    Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, Section 1602 “Non-Controlling Interests” and Section 1625 “Comprehensive Revaluation of Assets and Liabilities”.

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination     for which the acquisition date is after the Company’s fiscal year ended December 31, 2010.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.  Section 1602, “Non-Controlling Interests”, establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  Section 1625, “Comprehensive Revaluation of Assets and Liabilities” is amended as a result of Sections 1582, 1601 and 1602, and applies prospectively.

Sections 1582, 1601, 1602, and 1625 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing January 1, 2011.  Sections 1601, 1602 and 1625 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

3.       Marketable Securities:

The quoted market value of remaining marketable securities at March 31, 2010 was $9,855 (March 31, 2009 - $5,958).  The original cost of these marketable securities at March 31, 2010 and March 31, 2009 was $4,632.

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial Instruments:

Financial Assets and Liabilities

Information regarding the Company’s financial assets and liabilities is summarized as follows:
		March 31, 2010		December 31, 2009
		Carrying		Carrying
	Fair Value	Value	Fair Value	Value

Held-for-trading –
Cash	$159,805	$159,805	$208,559	$208,559
Short-term investments	7,520,602	7,520,602	9,733,718	9,733,718
	$7,680,407	$7,680,407	$9,942,277	$9,942,277
Available-for-sale
Marketable securities	$9,855	$9,855	$13,431	$13,431
Loans and receivables
Amounts receivable	$388,319	$388,319	$269,979	$269,979
Other liabilities
Accounts payable and accrued
liabilities	$2,753,668	$2,753,668	$1,949,489	$1,949,489

The short-term investments at March 31, 2010 are two cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution with maturities in December 2010.  The GICs held at March 31, 2010 are carried at fair market value.  Given the GICs’ low risk and the ability to cash them at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest.  There is no restriction on the use of the short-term investments.  The balance of interest income recognized in the Company’s financial statements represents interest income from all other sources.

The Company’s financial assets as at March 31, 2010 consist of short-term investments and marketablesecurities which are classified as Level 1.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these instruments.

Financial Instrument Risk Exposure

Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	March 31, 2010	December 31, 2009
Amounts receivable -
Currently due	$126,423	$269,979
Past due by 90 days or less, not impaired	261,896	-
	$388,319	$269,979

Cash	$159,805	$208,559
Short-term investments	7,520,602	9,733,718
	$7,680,407	$9,942,277

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure (continued)

All of the Company’s cash and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant.  The short-term investments are cashable in whole or in part with interest at any time to maturity.  Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to receivables.  The Company considers the risk of loss to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for goods and services tax refunds receivable in the amount of $302,590 and from the government of the Northwest Territories for fuel tax rebate of $85,729.

The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes.  It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.  The Company coordinates this planning and budgeting process with its financing activities through its capital management process.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period.  Other than minimal office space rental commitments, there are no other capital or operating lease commitments.

As identified in Note 1, the Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

Market Risk
The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market.  They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included.  The original cost of the marketable securities is $4,632.  The Company’s exposure to market risk is not considered to be material.

Foreign Currency Risk
The Company is exposed to a very small amount of foreign currency risk at the balance sheet date through its US denominated accounts payable and cash.  A 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of less than $1,000 respectively in both net and comprehensive loss.  The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its operations are located in Canada.  Accordingly, the Company has not employed any currency hedging programs during the current period.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

4.       Financial Instruments (continued):

Financial Instrument Risk Exposure (continued)

Interest Rate Risk
The Company has no significant exposure at March 31, 2010 to interest rate risk through its financial instruments.  The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term.  The Company has no interest-bearing debt.

5.        Interest in Gahcho Kué Joint Venture:
	March 31,	December 31,
	2010	2009

Opening balance	$73,437,586	$65,161,533

Changes in the period
Additional mineral interest resulting from the 2009 Gahcho Kué
Joint Venture Agreement	-	4,971,252
Technical consulting	-	18,384
Mining lease costs	3,215	9,540
Sunk cost repayment	1,183,402	1,290,838
Company portion of feasibility study costs	1,259,726	1,339,304
Company portion of project costs	219,316	646,735
Total change in the period	$2,665,659	$8,276,053

Balance at March 31, 2010	$76,103,245	$73,437,586

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Inc. (“De Beers Canada”) holds the remaining 51% interest.  The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”).  The Company considers that the Gahcho Kué joint venture is a related party under CICA Handbook Section 3840, “Related Party Transactions”.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada has no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

5.      Interest in Gahcho Kué Joint Venture (continued):

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants” under which:
1.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
3.	Each Participant will contribute their proportionate share to the future project development costs;
4.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
5.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
6.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•            $200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement);
•            Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible; ($2,474,240 recorded to March 31, 2010).
•            $10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•            $10 million following the issuance of the construction and operating permits;
•            $10 million following the commencement of commercial production; and
•            The balance within 18 months following commencement of commercial production;

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Gahcho Kué Project as a Joint Venture.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in these consolidated financial statements effective July 4, 2009.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

5.        Interest in Gahcho Kué Joint Venture (continued):

 Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the Gahcho Kué Project for the three months ended March 31, 2010 and 2009:

RESULTS OF OPERATIONS	Three months ended March 31, 2010	Three months ended March 31, 2009
Revenues	$-	$-
Expenses	104,810	-
Proportionate share of net loss	$104,810	$-

CASH FLOWS	Three months ended March 31, 2010	Three months ended March 31, 2009
Cash flow - operating activities	$(6,648)	$-
Cash flow - financing activities	-	-
Cash flow - investing activities	6,648	-
Proportionate share of change in cash and cash equivalents	$-	$-

FINANCIAL POSITION	March 31, 2010	December 31, 2009
Current assets	$100,409	$106,061
Long-term assets	67,526,199	66,000,782
Current liabilities	(145,625)	(163,502)
Long-term liabilities	(5,209,783)	(5,103,875)
Proportionate share of net assets	$62,271,200	$60,839,466

   Asset Retirement Obligation

The fair value of the Gahcho Kué asset retirement obligation was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be approximately $28.9 million), expected timing of cash flow payments required to settle the obligations between 2011 and 2028, a credit-adjusted risk-free discount rate of 7.8%, and an inflation rate of 2.3%.

The balance of the asset retirement obligation at March 31, 2010 and December 31, 2009 is as follows

	March 31, 2010	December 31, 2009

Balance, beginning of period	$5,103,875	$-

Asset retirement obligation recorded in the current period as a result of revised and restated Joint Venture Agreement	-	4,913,811
Accretion recorded during the period	98,162	190,064
Balance, end of period	$5,202,037	$5,103,875

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

6.       Share Capital and Contributed Surplus:

(a) Authorized:
Unlimited number of common shares without par value

(b) Issued and fully paid:
	Number of shares	Amount

Balance, March 31, 2008	59,870,881	$85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610

Balance, March 31, 2009	59,932,381	85,870,841
Exercise of stock options	365,365	600,360
Value of stock options exercised	-	294,903
Issuance of shares from financings, net of costs	6,334,000	10,546,610

Balance, December 31, 2009 and March 31, 2010	66,631,746	$97,312,714

On August 4, 2009, the Company completed a private placement with aggregate of 3,000,000 Units of the Company have been issued at a price of $1.50 per Unit for aggregate gross proceeds of $4,500,000. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 per common share for a period of 18 months.

On December 8, 2009, the Company closed a bought deal financing under which the Company issued 3,334,000 Units in consideration for $2.70 per Unit for aggregate gross proceeds of $9,001,800.  Each Unit is comprised of one common share and one-half of a common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $3.20 per common share for a period of 18 months. As well, the underwriters of the bought deal financing subscribed to 50,000 common share purchase warrants for $0.268 each for gross proceeds of $13,400.  (See Note 6(d) for more information about the common share purchase warrants).

(c)   Stock options:

The Company, through its Board of Directors and shareholders, adopted a Stock Option Plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.

The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at March 31, 2010, there were 5,075,139 shares available to be issued under the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

7.	Share Capital and Contributed Surplus (continued): (c) Stock options (continued): The following presents the continuity of stock options outstanding:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2008	461,500	$2.47
Granted	900,000	1.26
Exercised	(61,500)	0.56

Balance, March 31, 2009	1,300,000	1.72
Granted	300,000	1.72
Exercised	(365,365)	1.64

Balance, December 31, 2009 and March 31, 2010	1,234,635	$1.75

The following are the stock options outstanding and exercisable at March 31, 2010.

	Black-		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

November 1, 2010	$180,100	100,000	0.59 years	$2.63
January 30, 2011	321,100	100,000	0.84 years	4.50
November 23, 2013	468,697	734,635	3.65 years	1.26
August 25, 2014	268,405	300,000	4.41 years	1.72

	$1,238,302	1,234,635	3.36 years

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	58.59%- 58.65%
Risk-free interest rate	2.54-2.57%
Expected lives	5 years
Weighted average fair value of options issued	$0.638-0.87

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For The Three Months Ended March 31, 2010
(Expressed in Canadian dollars)
(Unaudited)

6.	Share Capital and Contributed Surplus (continued):

         (d)    Warrants

The following is a summary of warrants outstanding at March 31, 2010:

Date of Issue	Number of Warrants	Exercise Price	Expiry Date

August 4, 2009	1,500,000	$ 2.00	February 5, 2011
December 8, 2009	1,717,000	$ 3.20	June 8, 2011

Total	3,217,000

Dividend yield	0%
Expected volatility	79.91%-87.02%
Risk-free interest rate	0.65%-0.87%
Expected lives	18 months
Fair value of warrants	$0.546-$0.722

Amount

Balance, March 31, 2008	945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)

Balance, March 31, 2009	1,264,800
Recognition of stock-based compensation expense	268,405
Value on exercise of stock options transferred to share capital	(294,903)

Balance, December 31, 2009 and March 31, 2010	$1,238,302

7.	Subsequent Event

On April 27, 2010, the Company announced that it had arranged a non-brokered private placement of up to 5,476,191 million common shares (“Shares”) at a price of $2.10 per Share. If fully subscribed, the private placement will raise proceeds of C$11.5M. Final closing is expected to be completed on May 17, 2010. Proceeds from the private placement will be used to support the feasibility study and permitting for the Gahcho Kué diamond project, and for general corporate purposes.